TABCORP

TABCORP Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

04010267

19 February 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 2 2004
WASH. D.C.
158

SUPPL

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

<u>Peter Caillard</u>
Executive General Manager – Corporate, Legal and Compliance

dlw 3/4

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

19 February 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS FOR ANNOUNCEMENT TO THE MARKET

TABCORP RESULTS FOR HALF YEAR ENDED 31 DECEMBER 2003

In accordance with the ASX Listing Rules, the following documents are transmitted for lodgement:

1. Media Release.

2. Half Yearly Report and Dividend Announcement (Appendix 4D) for the half year ended 31 December 2003;

2. Financial Statements for the half year ended 31 December 2003; and

Please note that the Directors have declared an interim dividend of 35 cents per share fully franked at the company tax rate of 30% to be paid on 6 April 2004.

The record date for the purposes of entitlement to the interim dividend will be 2 March 2004. Registrable transfers received at the office of the company's share registrars, ASX Perpetual Registrars, Level 4, 333 Collins Street, Melbourne, Victoria, 3000, by 2 March 2004 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the interim dividend are determined.

Following previous announcements regarding the company's Dividend Reinvestment Plan (DRP), the Directors have determined to commence the operation of the DRP at this time. Information regarding the DRP can be found on the company's website at **www.tabcorp.com.au**.

The results presentation to analysts will be webcast later today on TABCORP's website at **www.tabcorp.com.au**

Peter Caillard
Executive General Manager –
Corporate, Legal & Compliance

Enc.

TABCORP

ABN 66 063 780 709

19 February 2004

MEDIA RELEASE

TABCORP results for the six months to 31 December 2003

- Net profit after tax (before goodwill) – up 23.5% to $173.2 million (an increase of 20.6% excluding non-recurring items)
- Net profit after tax (after goodwill) – up 18.4% to $155.4 million (an increase of 15.5% excluding non-recurring items)
- Earnings per share (before goodwill) – up 19.5% to 45.3 cents (an increase of 16.8% excluding non-recurring items)
- Basic earnings per share – up 14.7% to 40.6
- Interim dividend 35 cents per share fully franked – up 6.1% on previous interim dividend of 33 cents per share. Introduction of a dividend reinvestment plan.
- Dividend payout ratio of 83.9% compared to 86.0% on a before goodwill basis
- Net operating revenue $1,118.5 million – up 13.8%
- Earnings before interest, taxation and goodwill amortisation (EBITA) – up 25.4% to $284.7 million
- Segment results
  - Wagering and Network Games EBITA $46.6 million – up 24.2%
  - Gaming EBITA $108.8 million – down 4.2%
  - Casinos EBITA $136.1 million – up 66.9%
- Taxes on gambling paid by TABCORP businesses – $401.2 million
- Income generated for the Victorian racing industry – $135.0 million
- The TABCORP group contributed $38 million to state community benefit funds
- Successful merger with Jupiters and synergies greater than expected

Jupiters merger delivers profit growth and higher dividends

TABCORP Holdings Limited, Australia's premier gambling and entertainment group, recorded a very solid 20.6% increase in net profit after tax but before goodwill and excluding non-recurring items to $173.2 million for the six months ended 31 December 2003, boosted by the acquisition of Jupiters.

Chairman, Michael Robinson, stated that the company has declared an interim dividend of 35 cents per share, up from 33 cents for the previous comparable period. The dividend will be fully franked and payable on 6 April 2004 to shareholders registered on the books at 2 March 2004. The Board has activated a dividend reinvestment plan enabling shareholders to use this dividend to purchase additional shares at a discount of 2.5%.

Mr Robinson said: "TABCORP continues to set new benchmarks for entertainment and hospitality in our industry, striving to offer the best products for customers while maintaining a responsible approach to gambling in our society."

Managing Director and Chief Executive Officer, Matthew Slatter, said: "TABCORP's diversified businesses across the east coast of Australia ensure the company is well positioned for future growth, delivering rewards to shareholders and strong support to the racing, entertainment and tourism industries."

Mr Slatter said TABCORP was in "strong financial health", delivering a robust performance for the first six months with management controlling costs and delivering improved efficiencies to maximise profits and dividends.

"The Jupiters merger has been successfully managed and is ahead of schedule and financial forecasts, reaffirming the company's ability to manage mergers and create valuable synergies and efficiency gains for the benefit of our shareholders. We have delivered the merger while improving performance in our core businesses," he said.

Mr Slatter praised TABCORP's 10,000 employees for their role in delivering high quality, innovative products and providing the highest levels of service to our customers. "Our business is about creating 'entertaining opportunities' and our staff ensure that customers enjoy the best possible entertainment experience across the wagering, casino and gaming divisions."

Mr Slatter said Star City, now one of four casinos in the TABCORP group, had received an extremely positive triennial review of its operations following a recent review by the NSW Casino Control Authority. He said the report, conducted by Bret Walker SC - one of Sydney's leading Senior Counsel - supported TABCORP's firm commitment to operating a highly reputable hotel and casino complex and major tourist attraction in Australia.

He said Star City had initiated one of Australia's leading compliance frameworks – setting the benchmark for the entertainment and hospitality industry – and this was supported by the triennial review. The review found: "There can be no doubt that Star City has in place a thorough, comprehensive and impressive system which is overseen in a highly competent and focussed manner."

Mr Slatter said TABCORP had enhanced the reputation of Star City and implemented a successful cultural change program at the same time as substantially improving EBITA profitability from $112.3 million in the year ended 30 June 2001 to $181.7 million in the year ended 30 June 2003 (excluding non-recurring items).

During the half year ended 31 December 2003, TABCORP's net operating revenue grew by 13.8% to $1,118.5 million. Wagering revenue grew strongly on the previous period and the Casinos division reported a 39.3% increase in revenue. While there is evidence of a recovery in the last few months of the half, smoking bans in Victoria continued to hold down activity in the Gaming division where revenue was down by 4.6% for the half year compared to the prior corresponding period, with Victorian gaming revenue down 5.3%.

Earnings before interest, taxation and goodwill amortisation (EBITA) for the TABCORP group was $284.7 million, up 25.4% on the prior corresponding period (up 23.1% excluding non-recurring items in the prior period).

Earnings per share before goodwill amortisation increased 19.5% on the prior corresponding period to 45.3 cents. Basic earnings per share increased 14.7% on the previous corresponding period to 40.6 cents.

During the half-year, TABCORP businesses paid out a total of $401.2 million in taxes on gambling that help provide essential services in the community and support for various groups. In addition, the Victorian racing industry received $135.0 million from TABCORP businesses, assisting the industry to maintain a market leading position in the provision of racing products and to operate outstanding events such as the Spring Racing Carnival.

The annualised return on average shareholders' equity (before goodwill) of 21.6% was achieved through continued tight control on expenses and efficient capital management.

Balance sheet strength was maintained during the period. "Our interest cover of 7.5 times, while reflecting the increased debt associated with the acquisition of Jupiters, continues to be a very healthy financial ratio," Mr Slatter said.

In addition to the company's growth and solid financial position, Mr Slatter said TABCORP was committed to supporting the community and had been recognised for its work towards protecting the environment, with Star City gaining a Green Globe award, which is the NSW government's highest honour in business energy efficiency.

Mr Slatter said TABCORP, which owns major brands such as Victoria's TAB, TABARET, TAB Sportsbet, KENO and Club KENO, along with the Star City and Jupiters casinos, was committed to offering customers a first-class entertainment experience with the latest in innovation and choice of products and services.

Wagering and Network Games

The Wagering and Network Games division recorded a 13.3% increase in net operating revenue to $253.3 million. The increase in net operating revenue was achieved by a combination of solid underlying growth in its traditional Victorian based wagering businesses and the inclusion of Jupiters' businesses of Keno and Jupiters International technology sales for the months of November and December. On a comparative six-month pro-forma basis, including the Jupiters businesses for the full six months in the periods ending 31 December 2003 and 31 December 2002, the overall revenue growth was 7.6% on the prior corresponding period.

Revenue from wagering on racing increased by 3.8%. Revenue from thoroughbred racing grew by 2.6%, supported by a record Flemington Spring Carnival. Revenue from harness racing grew by 5.2% and greyhound racing grew by 8.6%, with the codes benefiting from additional meeting coverage and enhanced marketing.

Revenue from sportsbetting grew by 23.7%, with the World Cup Rugby tournament attracting considerable interest from existing and new customers.

Trackside, the animated horse racing game, continued to provide strong revenue growth of 23.1% in Victorian retail outlets, with further expansion planned over the next 12 months.

Account Sales betting continued to show strong growth, with self-service technologies representing 49.2% of account transactions, and internet transactions growing by 69.6% during the six month period.

Keno in Queensland and New South Wales and the Jupiters International technology sales business were integrated into the operations from November 2003. For the two months, these businesses contributed $19.5 million in revenue with all products showing solid growth over comparable periods. On a comparative six-month pro-forma basis Keno revenue from all States was up 3.9% on the prior corresponding period and Jupiters International (including international sales and support of Trackside) recorded $9.8 million in revenue for the 6 months, up from $1.9 million in the prior corresponding period.

The overall revenue growth, combined with the division's ability to continue to extract operating efficiencies, resulted in an increase of 24.2% in EBITA to $46.6 million. On a comparative six-month pro-forma basis, EBITA for Wagering and Network Games increased 14.8% on the prior corresponding period.

Gaming

The Gaming division reported a 4.6% decline in net operating revenue over the previous corresponding period to $428.7 million. The decrease in net operating revenue reflected 6 months of smoking bans in Victorian gaming venues for the period ended 31 December 2003, compared to 4 months for the previous corresponding period, with revenue from Victorian gaming down 5.3% on the prior corresponding period. On a comparative six-month pro-forma basis the overall revenue decrease was 5.0% on the prior year, with machine monitoring in Queensland up 10.2%.

The decrease associated with the smoking bans has been partially offset by improved facilities, amenities and products in Victorian venues.

Evidence of a recovery from the smoking bans continued to emerge with revenue from Victorian operations for the month of December 2003 increasing 2.7% compared with December 2002. The company continues to work with venues to improve the amenities for smokers with 198 venues of the 270 having been modified to the "optimum" (Grade 4) smoking area solution as at 31 December 2003. In addition, all venues have implemented an electronic gaming machine reservation system to meet the needs of smokers.

Revenue performance was supported by the company's ongoing process of upgrading its network with the latest games, machines and jackpot products. A total of 1,581 new games, new machines and machine platform upgrades have been introduced. This included 215 Cash Express hyperlink jackpot machines, which have been well received by our customers. A total of 502 hyperlink machines are now operational.

During the period, one new TABARET venue opened and 20 venues were refurbished.

The Gaming division integrated the Jupiters Machine Monitoring business into its operations from November 2003. For the two months, this business contributed $3.6 million in revenue, showing solid growth over comparable periods.

Operating costs (excluding $1.8 million in non-recurring items in the prior period) were 8.3% above the prior corresponding period due to the inclusion of machine monitoring operating expenses. On a comparative six-month pro-forma basis, costs were below the prior corresponding period by 2.7% excluding non-recurring items.

EBITA (excluding non-recurring items) declined 5.7% to $108.8 million compared with the previous period. On a comparative six-month pro-forma basis, EBITA (excluding non-recurring items) declined 5.2%.

Victoria's TABARET hotel venues contributed $31.4 million to the State's Community Support Fund for the six months to 31 December 2003.

Casinos

The Casino division achieved a 39.3% increase in net operating revenue to $432.4 million and an increase in EBITA (excluding non-recurring items) to $136.1 million, reflecting the Jupiters acquisition. On a comparative six-month pro-forma basis, operating revenues increased 6.0%, while EBITA (excluding non-recurring items) increased 22.8%.

At Star City, revenue from the main gaming floor tables increased by 6.5%, continuing the strong growth achieved in the second half of the 2003 financial year. Revenue from the table games in the private gaming room increased 2.9% and electronic gaming revenue increased 1.0%. Increased investment in new products such as Rapid Sic Bo, expansion of the Rapid Roulette product and an enhanced promotional program is expected to improve current performances. The stage show Mamma Mia completed its run at Star City after achieving sales of 664,604 tickets and hotel operations grew strongly despite the refurbishment of 310 standard rooms during this period. Occupancy of 85.7% was achieved for the half on stronger average room rates. High occupancy during the Rugby World Cup boosted the solid underlying growth. A continued focus on operating efficiencies delivered a 3% increase in the EBITDA margin at Star City.

The three Jupiters casinos on the Gold Coast, in Brisbane and in Townsville delivered strong net operating revenues for the two months to 31 December 2003, recording solid hotel room occupancy and improvements to gaming machine products. There were mixed performances in table games, but strong revenue growth from electronic gaming machines across the three casinos. On a comparative six-month pro-forma basis, net operating revenue from the three Jupiters casinos was up 8.8% relative to the prior corresponding period with revenue from the international rebate play business $14.6 million above theoretical for the six months. Electronic gaming revenue increased by 7.8% relative to the prior corresponding period. On the same pro-forma basis, non-gaming net operating revenue at the three Jupiters casinos was up 9.7% on the prior corresponding period.

The integration of Jupiters into the TABCORP group continues and teams from Jupiters and Star City are now sharing best-practice knowledge in all areas of casino operations to enhance customer experience and operating margins.

The Queensland Government's announcement of a $9 million phase one expansion of the Gold Coast Convention and Exhibition Centre is extremely positive and strongly supported by TABCORP. Mr Slatter said: "This is an excellent vote of confidence in the project and we are keen to develop growth opportunities for Queensland. TABCORP is totally committed to the expansion of the centre and to play a role in bringing further economic benefits to the region."

The initial $118 million project will have a 6,000 seat auditorium - the largest in Australia for a convention centre, 19 meeting rooms and 7,000 square metres of exhibition space. The project has created 3,000 full time jobs during construction and will open mid-year.

Outlook

The second half of the financial year has started well, with a highlight being continued improvement in revenue growth achieved by the Gaming division which is up 6.6% on comparative pro-forma basis for the period from 1 January 2004 to 14 February 2004.

We currently anticipate that the company's strong first half performance will be carried through for the full year and that net profit after tax (pre goodwill and non-recurring items) is anticipated to be 20% to 25% above the year ended 30 June 2003.

Benefits will continue to flow following the Jupiters merger, with synergies expected to be $9.5 million for the current financial year and $20.5 million in the year ending 30 June 2005, well above the annual $10.2 million estimated at the time of the merger. This excludes the benefit of any synergies identified with respect to the Caesars' Entertainment managed Gold Coast and Treasury casinos.

TABCORP continues to monitor developments in relation to Tab Limited and a further announcement will be made in the event of any material developments.

Mr Slatter said the company's 108,000 shareholders could be justifiably positive about the company's outlook, with reduced reliance on any one regulatory jurisdiction, growing market share and continued investment in delivering a premier entertainment experience to our customers every time.

Mr Slatter concluded: "TABCORP is well positioned in Australia as a strong and diversified gambling and entertainment group and one of the leading gambling businesses in the world."

For more information, please contact:
Bruce Tobin
General Manager Public Affairs
(03) 9868 2508
TABCORP Holdings Limited, 5 Bowen Crescent, Melbourne 3004 Victoria Australia
www.tabcorp.com.au

SUMMARY RESULTS
Half Year Ended 31 December 2003

	6 months 31 Dec 02 $m	6 months 31 Dec 03 $m	% Change
NET OPERATING REVENUE			
Wagering and Network Games	223.5	253.3	13.3
Gaming	449.2	428.7	(4.6)
Casinos	310.4	432.4	39.3
Unallocated	-	4.1	-
	983.1	1,118.5	13.8
EBITA[1]			
Wagering and Network Games	37.5	46.6	24.2
Gaming	115.3	108.8	(5.7)
Casinos	84.1	136.1	61.9
Unallocated	(5.5)	(6.8)	(22.3)
	231.4	284.7	23.1

Note:

1. Results for the six months ended 31 December 2002 exclude non recurring provisions and write-downs of $4.3 million

PROFIT AFTER TAX BEFORE GOODWILL	$140.3 m	$173.2 m	23.5
PROFIT AFTER TAX BEFORE NON RECURRING ITEMS	$134.5 m	$155.4 m	15.5
PROFIT AFTER TAX	$131.2 m	$155.4 m	18.4
EPS BEFORE GOODWILL	37.9 cents	45.3 cents	19.5
EPS (BEFORE NON RECURRING ITEMS)	36.3 cents	40.6 cents	11.9
EPS	35.4 cents	40.6 cents	14.7
INTERIM DIVIDEND PER SHARE (fully franked)	33.0 cents	35.0 cents	6.1

Rule 4.2A.3

Appendix 4D
Half year report

Name of entity	ABN Reference
TABCORP HOLDINGS LIMITED	063 780 709

1. Reporting periods

half year ended ('current period')	half year ended ('previous corresponding period')
31 December 2003	31 December 2002

2. Results for announcement to the market

$A'000

	Current period	Previous corresponding period	% Change Increase/(decrease)	Amount ($) Increase/(decrease)
Key Information				
Revenues from ordinary activities	1,134,296	993,409	14%	140,887
Profit from ordinary activities after tax attributable to members	155,408	131,213	18%	24,195
Net profit (loss) for the period attributable to members	155,408	131,213	18%	24,195

Dividends (distributions)			Amount per share	Franked amount per share at 30% tax
Final dividend	Record Date Paid	5 September 2003 1 October 2003	34.0 ¢	34.0 ¢
Interim dividend	Record Date Payable	2 March 2004 6 April 2004	35.0 ¢	35.0 ¢

Supplementary comments

Commentary in respect of the results is provided in the Directors' report, which forms part of the half-year report ended 31 December 2003

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary share ($)	-1.38	-0.04
Net tangible asset backing per ordinary share including Licences and Rights to Management Agreement	1.33	2.78

4. Controlled entities

Refer to Note 5 of the Financial Statements for the half year ended 31 December 2003.

	Current period $A'000
Contribution of Jupiters Limited since acquisition date to the consolidated operating profit from ordinary activities after income tax expense and prior to goodwill amortisation	29,381

5. Dividends

	Date paid/payable	Amount per share	Franked amount per share at 30% tax	Amount per share of foreign source dividend	Amount $A'000
Final dividend:	1 October 2003	34.0 ¢	34.0 ¢	0.00 ¢	124,730
Interim dividend:	6 April 2004	35.0 ¢	35.0 ¢	0.00 ¢	145,348

6. Dividend reinvestment plans

The dividend reinvestment plan shown below is in operation.

The dividend reinvestment plan (DRP) will commence with the interim dividend to be paid in April 2004.
TABCORP has entered into an underwriting agreement in respect of the DRP pursuant to which the underwriter has agreed to underwrite up to 65% of the amount of any interim and final dividend for the financial years ending 30 June 2004 and 30 June 2005, up to a maximum of $120 million in respect of each dividend.

The last date for receipt of election notices for the dividend reinvestment plan	2 March 2004

7. Associates and Joint Ventures

The economic entity does not operate a Joint Venture entity but rather a Joint Venture operation. Refer to Note 1(r) of the Financial Statements for the year ended 30 June 2003.

8. Foreign entities

N/A

TABCORP

FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

TABCORP Holdings Limited
A.C.N. 063 780 709
Half-year Report
31 December 2003

Company directory

Directors

M.B. Robinson AO
Chairman

M.J. Slatter
Managing Director & Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.G. Satre

J.D. Story

R.F.E. Warburton

J.L. Willet AO

W.V. Wilson

(Mr P.H. Wade retired as a Director on 30 October 2003. Messrs Story and Willett were appointed Directors on 29 January 2004)

Company secretary

P.H. Caillard

Registered office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

Share registry

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000

www.asxperpetual.com.au

Auditors

Ernst & Young

Stock exchange listings

TABCORP Holdings Limited shares are quoted on the Australian Stock Exchange. The Company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America.

Annual report

Copies of the Annual Report are available from the Company's website – www.tabcorp.com.au

The Board of Directors of TABCORP Holdings Limited has pleasure in submitting its report in respect of the financial half-year ended 31 December 2003.

Directors

The following persons are Directors of TABCORP Holdings Limited at the date of this report:

Names	**Qualifications, experience and special responsibilities**
M.B. Robinson AO (Chairman)	*Chairman and Non-Executive Director since June 1994* Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his recent retirement on 31 December 2003. Mr Robinson remains a Consultant to the firm. He was the Senior Partner of Arthur Robinson & Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the TABCORP Nomination Committee and is a member of the TABCORP Audit, Remuneration and Compliance Committees.
M.J. Slatter (Managing Director and Chief Executive Officer)	*Managing Director and Chief Executive Officer since October 2002* Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Finance Officer and Director of AXA Asia Pacific since July 2000 and has over 20 years experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and The National Bank of New Zealand.

A.G. Hodgson (Deputy Chairman)

Deputy Chairman and Non-Executive Director since June 1994

Tony Hodgson was the co-founder, and was formerly Senior Partner, of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Ltd and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a Director of Coles Myer Ltd, HSBC Bank Australia Limited, Presidents Club Ltd and Collins Associates Ltd. Mr Hodgson is Chairman of the TABCORP Audit Committee and a member of the TABCORP Nomination Committee.

P.G. Satre

Non-Executive Director since June 2000

Phil Satre is Chairman of Harrah's Entertainment, Inc, one of the world's largest gambling companies. Mr Satre is also a Director of the National Center For Responsible Gaming and Chairman of the American Gaming Association.

J.D. Story

Non-Executive Director since January 2004

John Story was previously a Director of Jupiters Limited. He is a solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over thirty years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited and Australian Magnesium Corporation Limited. He is a member of the TABCORP Audit and Compliance Committees.

R.F.E. Warburton

Non-Executive Director since June 2000

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited and the Board of Taxation. Mr Warburton is also a director of Nufarm Limited. He is Chairman of the TABCORP Remuneration Committee and a member of the TABCORP Nomination Committee.

L.J. Willett AO	*Non-Executive Director since January 2004* Lawrence Willett was previously Chairman of Jupiters Limited. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited and Commonwealth Club Limited. Mr Willett is also Chancellor of Charles Sturt University. He is a member of the TABCORP Remuneration Committee.
W.V. Wilson	*Non-Executive Director since June 1994* Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978. In 1980 Mr Wilson became the Executive Director responsible for all betting and lottery activity. He retired from the Club in January 1994. Mr Wilson is a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the TABCORP Compliance Committee.

Note: Mr Peter Wade retired as a Director on 30 October 2003.

TABCORP Holdings Limited and its controlled entities
Directors' report (continued)

Results

The consolidated profit after tax of the economic entity for the half-year to 31 December 2003 was $155.4 million, being 18.4% above the corresponding period in the previous year. Operating revenue increased by 13.8% to $1,118.5 million. These results were assisted by the merger with Jupiters Limited from 1 November 2003.

The economic entity's interest bearing liabilities increased by $1,241.0 million in the period primarily as a result of the merger with Jupiters Limited. The economic entity continues to generate strong cash flows and the Directors have declared a fully franked dividend of 35.0 cents per share to be paid on 6 April 2004, an increase of 6% over the dividend of 33.0 cents paid for the corresponding period last year.

Basic earnings per share after goodwill amortisation increased by 14.7% to 40.6 cents during the relevant period and return on equity after goodwill amortisation increased by 0.2% to 19.4% per annum compared to the previous corresponding period.

The Company has continued its commitment to the responsible service of gambling products and remains a leader in this area.

The Company (including Jupiters from 1 November 2003) contributed $38.0m to State Government community support and benefit funds, and supported organisations such as Life Saving Victoria, the Juvenile Diabetes Research Foundation, UNICEF and the Commonwealth Sport and Tourism Youth Foundation. The Company also supported a number of activities in the various communities in which it operates through the "TABCORP Community Assistance Program".

Review of Operations

Casinos

The Casinos Division generated operating revenue of $431.8 million being 39.1% above the previous corresponding period. These results were assisted by the acquisition of the Gold Coast, Brisbane Treasury and Townsville Breakwater casinos owned by Jupiters Limited, following the merger with that company from 1 November 2003.

At Star City revenue from the main gaming floor tables increased by 6.5%, private gaming room revenue increased by 2.9% and electronic gaming revenue increased by 1.0%. Performance was assisted by the success of the stage show "Mamma Mia" as well as high occupancy during the Rugby World Cup.

Wagering and Network Games

The Wagering business generated operating revenue of $253.3 million being 13.3% above the previous corresponding period. The revenue increase was achieved by a combination of solid underlying growth in the Division's traditional Victorian based wagering businesses and the inclusion of Jupiters Limited's businesses of Keno and International Technology Sales following the merger with that company from 1 November 2003.

Gaming

The Gaming business generated operating revenue of $428.7 million being 4.6% below the previous corresponding period. The revenue decrease is mainly attributable to the negative operational impact of a full six months of smoking bans in Victorian gaming venues compared to only four months from 1 September 2002 for the previous corresponding period. Since 1 September 2003 there have been signs of a recovery with revenue for the period 1 September 2003 to 31 December 2003 increasing by 1.9% compared to the previous corresponding period.

Rounding of amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of directors.

M.B. Robinson AO
Director

Melbourne
19 February 2004

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Condensed Statement of Financial Performance for the Half-Year Ended 31 December 2003

	Note	Consolidated December 2003 $'000	Consolidated December 2002 $'000
Total operating revenues		**1,118,550**	983,146
Other revenues from ordinary activities		**15,746**	10,263
Revenues from ordinary activities	2	**1,134,296**	993,409
Government taxes and levies		**(322,521)**	(306,111)
Commissions and fees		**(218,064)**	(218,071)
Employee costs		**(147,895)**	(111,518)
Depreciation and amortisation		**(66,817)**	(54,375)
Property rentals, rates and maintenance		**(15,601)**	(13,557)
Borrowing costs		**(38,485)**	(26,751)
Computer costs		**(4,013)**	(3,172)
Other expenses from ordinary activities		**(89,628)**	(66,317)
Profit from ordinary activities before income tax expense	2	**231,272**	193,537
Income tax expense relating to ordinary activities		**(75,864)**	(62,324)
Net profit attributable to members of the parent entity		**155,408**	131,213
Share issue costs		(5,664)	-
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		**(5,664)**	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		**149,744**	131,213
Basic earnings per share (cents per share)		**40.6**	35.4
Diluted earnings per share (cents per share)		**40.6**	35.3
Basic earnings per share (cents per share) (pre amortisation of goodwill)	7	**45.3**	37.9
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	7	**45.3**	37.7

The accompanying notes form an integral part of this statement of financial performance.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Condensed Statement of Financial Position as at 31 December 2003

	Note	Consolidated		
		December 2003 $'000	June 2003 $'000	December 2002 $'000
Current Assets				
Cash assets		**215,121**	118,789	124,965
Receivables		**20,466**	9,762	5,495
Inventories		**13,759**	4,688	5,452
Other		**53,707**	25,141	19,345
Total current assets		**303,053**	158,380	155,257
Non-Current Assets				
Property, plant and equipment		**1,483,766**	759,212	783,232
Intangible assets - licences		**873,155**	831,201	832,524
Intangible assets - other		**1,570,080**	543,546	500,555
Deferred tax assets		**131,494**	33,968	29,868
Other		**72,104**	73,194	77,865
Total non-current assets		**4,130,599**	2,241,121	2,224,044
TOTAL ASSETS		**4,433,652**	2,399,501	2,379,301
Current Liabilities				
Payables		**191,037**	167,831	107,402
Interest bearing liabilities		**743,945**	450,898	200,000
Current tax liabilities		**95,644**	34,899	29,666
Provisions		**86,250**	35,266	31,528
Other		**372**	200	190
Total current liabilities		**1,117,248**	689,094	368,786
Non-Current Liabilities				
Payables		**-**	-	1,000
Interest bearing liabilities		**1,263,000**	315,000	620,898
Deferred tax liabilities		**63,333**	58,176	57,621
Provisions		**118,002**	16,450	10,495
Other		**736**	905	1,097
Total non-current liabilities		**1,445,071**	390,531	691,111
TOTAL LIABILITIES		**2,562,319**	1,079,625	1,059,897
NET ASSETS		**1,871,333**	1,319,876	1,319,404
Equity				
Contributed Equity		**1,658,545**	1,137,766	1,137,766
Retained profits	3	**212,788**	182,110	181,638
TOTAL EQUITY		**1,871,333**	1,319,876	1,319,404

The accompanying notes form an integral part of this statement of financial position.

TABCORP HOLDINGS LIMITED AND ITS CONTROLLED ENTITIES

Condensed Statement of Cash Flows for the Half-Year Ended 31 December 2003

	Consolidated	
	December 2003 $'000	December 2002 $'000
Cash Flows from Operating Activities		
Net cash receipts in the course of operations	**1,130,110**	998,167
Payments to suppliers, service providers and employees	**(505,694)**	(421,608)
Payment of Government levies, betting taxes and GST	**(295,368)**	(290,176)
Interest received	**2,766**	2,266
Borrowing costs paid	**(39,618)**	(31,592)
Income tax paid	**(63,414)**	(65,747)
Net operating cash flows	**228,782**	191,310
Cash Flows from Investing Activities		
Loans pursuant to employee share plan	**4,428**	11,416
Payment for controlled entities (net of cash acquired)	**(489,292)**	-
Dividends paid to former shareholders of acquired entity	**(186,045)**	-
Payment for reset preference shares of acquired entity	**(190,173)**	-
Payment for property, plant and equipment	**(51,224)**	(27,916)
Payment for management contract buyout	**(53,000)**	-
Proceeds from sale of plant and equipment	**2,589**	631
Other	**(510)**	2,998
Net investing cash flows	**(963,227)**	(12,871)
Cash Flows from Financing Activities		
Proceeds from borrowings	**1,875,000**	189,000
Repayment of borrowings	**(915,031)**	(145,000)
Dividends paid	**(124,730)**	(118,994)
Payment of transaction costs for share issue	**(4,462)**	-
Proceeds from issue of shares	**-**	22,340
Payment for share buy-back	**-**	(127,663)
Net financing cash flows	**830,777**	(180,317)
Net increase/(decrease) in cash held	**96,332**	(1,878)
Cash at the beginning of the financial period	**118,789**	126,843
Cash at the end of the financial period	**215,121**	124,965

The accompanying notes form an integral part of this statement of cash flows.

Notes to and Forming Part of the Financial Statements for the Half-Year Ended 31 December 2003

Note 1 **(a) Basis of preparation**

These general purpose consolidated financial statements have been prepared for the half-year ended 31 December 2003 in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB1029 - "Interim Financial Reporting" and Urgent Issues Group Consensus Views. It is recommended that this report should be read in conjunction with the 30 June 2003 Annual Report and any public announcements made by TABCORP Holdings Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations of the Corporations Act (2001) and Australian Stock Exchange Listing Rules. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

The accounting policies used are consistent with those applied in the 30 June 2003 Annual Report. This financial report has been prepared in accordance with the historical cost convention and does not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets.

		Note	Consolidated	
			December 2003 $'000	December 2002 $'000
Note 2	**Profit from ordinary activities**			
	Profit from ordinary activities has been determined after crediting the following revenues:			
	Total operating revenues		**1,118,550**	983,146
	Other revenues:			
	Interest received or due and receivable		**2,878**	2,308
	Gross proceeds from sale of non-current assets (a)		**2,589**	631
	Other revenue items		**10,279**	7,324
	Total other revenues		**15,746**	10,263
	Total revenues from ordinary activities		**1,134,296**	993,409
	(a) Profit/(Loss) on sale of non-current assets		**(185)**	143
	Profit from ordinary activities has been determined after charging the following expenses:			
	Amortisation of goodwill		**17,761**	9,039
Note 3	**Retained Profits**			
	Retained profits at the beginning of the financial period		**182,110**	50,011
	Adjustment arising from adoption of new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"		**-**	119,408
	Dividend paid		**(124,730)**	(118,994)
	Net profit attributable to members of the parent entity		**155,408**	131,213
	Retained profits at the end of the financial period		**212,788**	**181,638**
	Retained profits are expected to be utilised as follows:			
	- Proposed dividend	8	**145,348**	120,634
	- Retained		**67,440**	61,004

Tax consolidation

Effective 1 July 2002 TABCORP Holdings Limited and its 100% owned subsidiaries have formed an income tax consolidated group. Members of the group have entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At the balance date, the possibility of default is remote. The head entity of the tax consolidation group is TABCORP Holdings Limited.

The impact of the revised tax legislation has not been recognised as at 31 December 2003, due to the valuation work which forms the basis for the calculation not being finalised. This work is expected to be completed and an adjustment reflected in the 30 June 2004 financial statements.

Note 4 Segment Information

The consolidated entity has three main business segments:

- Wagering — Totalizator and fixed odds betting activities and keno operations.
- Gaming — Gaming machine operations and monitoring in licenced clubs and hotels.
- Casinos — Casino operations including hotels, apartment complex, theatres, restaurants and bars.

	Wagering	Gaming	Casinos	Unallocated	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
2003 Consolidated						
Total operating revenues	253,278	428,667	431,785	4,820		1,118,550
Other revenues from ordinary activities	6,423	3,138	1,659	4,526		15,746
Intersegment Revenue	17	-	741	-	(758)	-
Revenues from ordinary activities	259,718	431,805	434,185	9,346	(758)	1,134,296
Segment Result (pre amortisation of goodwill)	46,510	108,801	136,097	-	-	291,408
Segment Result	**44,558**	**108,341**	**120,749**		**-**	**273,648**
Unallocated operating revenue				4,820		4,820
Unallocated interest revenue				2,878		2,878
Unallocated other revenue				1,648		1,648
Unallocated interest expense				(38,485)		(38,485)
Unallocated expenses				(13,237)		(13,237)
Result from ordinary activities before income tax expense	44,558	108,341	120,749	(42,376)	-	231,272
2002 Consolidated						
Total operating revenues	223,469	449,233	310,444	-		983,146
Other revenues from ordinary activities	3,699	1,378	2,787	2,442	(43)	10,263
Revenues from ordinary activities	227,168	450,611	313,231	2,442	(43)	993,409
Segment Result (pre amortisation of goodwill)	37,435	113,567	81,553	-	-	232,555
Segment Result	**37,379**	**113,567**	**72,570**	**-**	**-**	**223,516**
Unallocated interest revenue				2,308		2,308
Unallocated other revenue				134		134
Unallocated interest expense				(26,751)		(26,751)
Unallocated expenses				(5,670)		(5,670)
Result from ordinary activities before income tax expense	37,379	113,567	72,570	(29,979)	-	193,537

Note 5 Change in composition of entity

On 31 October 2003 the consolidated entity purchased 100% of the ordinary shares of Jupiters Limited. Details of the acquisition are as follows:

	$'000
Consideration	(1,102,296)
Net cash acquired	104,010
Shares issued by TABCORP Holdings Limited (non-cash) (i)	512,170
Other non-cash consideration	1,824
Reduction in purchase price (non-cash)	(5,000)
Outflow of cash	(489,292)
Fair Value of net assets of entities acquired:	
Net cash	104,010
Receivables	17,753
Other assets	18,383
Inventory	10,284
Property, plant and equipment	724,353
Intangible Assets - licences	43,680
Deferred Tax Assets	47,234
Payables	(85,489)
Current tax liabilities	(3,783)
Interest bearing liabilities	(472,294)
Provisions (ii)	(347,443)
	56,688
Goodwill on acquisition	1,045,608
Consideration (total)	1,102,296
Less non-cash consideration	(508,994)
Consideration (cash)	593,302

(i) shares issued have been attributed a value of $10.58 per share, being the fair value estimate of the price at which the shares could have been placed in the market
(ii) includes a liability of $116 million representing the present value of future estimated cash flows payable by Jupiters Limited under a management agreement for the Gold Coast and Brisbane casinos, and a provision for dividends of $186 million in respect of the Centrebet Dividend and the Special Dividend payable to the former shareholders of Jupiters Limited

Note 6 Contingent Liabilities

Since the last annual reporting date, the change in contingent liabilites and contingent assets is as follows:

(a) Amended income tax assessments

In December 2003, the Australian Taxation Office issued Star City Pty Ltd (a wholly owned subisidiary of TABCORP) with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to 30 June 2002 is $31.6 million, and penalties and interest charges amount to a further $25.6 million at 31 December 2003. 50% of the amounts of the assessment and amended assessments were paid in January 2004, and have been recorded as deferred tax assets in the statement of financial position as at 31 December 2003. Payment of the remaining 50% has been deferred pending resolution of the dispute, pursuant to an agreement with the ATO. No liability has been recognised in respect of the deferred amount in the statement of financial position.

Under current Australian Accounting Standards, the current profit impact of the tax in dispute, including penalties and interest, would be approximately $34.4 million, the balance only having an impact on the statement of financial position.

On the basis of external advice and its assessment of the issue, TABCORP has lodged objections to the income tax assessments and believes it will ultimately be successful in its claims.

(b) Banking Facilities

Entities in the economic entity are called upon to give in the ordinary course of business, guarantees and indemnities in respect of the performance of their contractual and financial obligations. As a result of the acquisition of Jupiters Limited, the value of these guarantees and indemnities has increased to $26.9 million (30 June 2003: $11.8 million).

Note 7 Earnings per share

	Consolidated	
	December 2003 $'000	December 2002 $'000
Basic and diluted earnings per share (pre amortisation of goodwill) are calculated based on:		
Profit from ordinary activities after related income tax expense	**155,408**	131,213
Add Goodwill amortisation	**17,761**	9,039
	173,169	140,252

Note 8 Subsequent Event

On 19 February 2004, the Directors declared a dividend of 35 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $145.3 million.

Directors' Declaration

The directors declare that:

(a) the consolidated financial statements and associated notes comply with the accounting standards;

(b) the consolidated financial statements and notes give a true and fair view of the financial position as at 31 December 2003 and performance of the economic entity for the half year then ended; and

(c) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration has been made in accordance with a resolution of directors.

M.B. ROBINSON
Chairman

Melbourne
19 February 2004

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of TABCORP Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the consolidated statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for TABCORP Holdings Limited, the consolidated entity, for the half-year ended 31 December 2003. The consolidated entity comprises TABCORP Holdings Limited ("the company") and the entities it controlled during the half-year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

ERNST & YOUNG

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the consolidated financial report of TABCORP Holdings Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the consolidated financial position of TABCORP Holdings Limited at 31 December 2003 and of its performance for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst + Young

Ernst & Young

Mary B. Waldron

Mary Waldron
Partner
Melbourne
19 February 2004

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

19 February 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP HALF YEAR RESULTS PRESENTATION

Please find attached the presentation regarding TABCORP's Half Year Results ended 31 December 2003 to be presented later today by Matthew Slatter, Managing Director and Chief Executive Officer.

This presentation will be webcast on TABCORP's website at **www.tabcorp.com.au**

Peter Caillard
Executive General Manager – Corporate, Legal & Compliance

Enc.

TABCORP Holdings Limited

Half Year Results
19 February 2004

TABCORP

Agenda

- Matthew Slatter
  - Key features
- David Elmslie
  - Financial performance
- Matthew Slatter
  - Performance in current half
  - 2004 outlook

Key features

- Net profit after tax (before goodwill and non recurring items) up 20.6% on pcp to $173.2 million
- Increased interim dividend from 33 cents to 35 cents per share on pcp
- Net operating revenue from wagering and network games increased 7.6% on a pro forma basis
- Victorian gaming revenue trending upwards in last 4 months of the period
- All four casino properties recorded strong overall performance
- Integration of Jupiters with Vic, NSW and Qld businesses producing synergies/efficiencies better than expected

Financial performance

	6 months to 31 Dec 2002	6 months to 31 Dec 2003[1]	% change
Net operating revenue ($m)	983.1	1,118.5	13.8
Net profit after tax			
- Before goodwill amort^n and non-recurring items ($m)	143.6	173.2	20.6
- Before non-recurring items ($m)	134.5	155.4	15.5
- Basic ($m)	131.2	155.4	18.4
Earnings per share			
- Before goodwill amort^n and non-recurring items (cents)	38.8	45.3	16.8
- Before non-recurring items (cents)	36.3	40.6	11.9
- Basic (cents)	35.4	40.6	14.7
Dividends per share[2] (cents)	33.0	35.0	6.1

Notes:
[1] Actual results for 6 months ended 31 December 2003 include a contribution from Jupiters for 2 months
[2] Fully franked

Summary divisional results

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% Change
Net operating revenue				
Wagering & Network Games	253.3	270.3	290.7	7.6
Gaming	428.7	458.6	435.8	(5.0)
Casinos	432.4	583.9	619.2	6.0
EBITA[3]				
Wagering & Network Games	46.6	47.9	55.0	14.8
Gaming	108.8	116.2	110.2	(5.2)
Casinos	136.1	153.2	188.1	22.8

Notes:
[1] Actual results for 6 months ended 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods
[3] 6 months to 31 December 2002 excludes non-recurring expenses of $1.8 million in write downs relating to Qld properties, restructuring costs of $0.5 million and provisions relating to surplus lease space of $2.0 million

Wagering and Network Games – Key features

- Net operating revenue increased 7.6% to $290.7m on a pro forma basis
- Revenue growth in all racing codes
- Rugby World Cup drove 23.7% increase in sportsbetting revenue
- Keno now in 2,004 venues nationally following Jupiters merger
- 23.1% increase in Trackside revenue
- Agency refurbishment program continues
- Jupiters International revenue increased to $9.8m from $1.9m in pcp
- Increasing customer take-up of lower-cost distribution channels

Wagering and Network Games – Key features

Breakdown of account sales


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% of account sale transactions
2000
2001
2002
2003
2004[1]
Operator
IVR/NLSR
Internet
Probet

Notes
1 Figures for the 6 months ended 31 December 2003

Lower cost distribution

- 69.6% increase in number of internet bets processed
- Continuing enhancement of internet site
- Self-service phone betting more user-friendly
- Trials underway on new Retail Wagering Terminal (RWT)
  - $21.3m investment, approximately 800 machines
  - Two new bet types
  - Improved functionality
- Extended operator hours in conjunction with $10 minimum bet in February 2004

Gaming – Key features

- Net operating revenue $435.8m, down 5.0% on a pro forma basis
  - Victorian gaming down 5.3%
  - Qld monitoring up 10.2%
- Effective cost control with operating expenses down 2.7%
- Introduction of Cash Express Hyperlink machines
  - 215 rolled out across 26 venues
  - total of 502 machines expected to be operational in February 2004
- Market share improvement to 49.1% for December 2003

Gaming – Key features

Gaming division revenue 2003 vs 2004


% change
(vs pcp)
10.0%
5.0%
0.0%
(5.0%)
(10.0%)
(15.0%)
(20.0%)
Jul
Aug
Sep
Oct
Nov
Dec
Impact of smoking ban
Monthly
Year to date

Gaming – Key features

- Venue upgrades
  - 20 venues refurbished
  - Stoney's Club (Darley FC) opened with 40 EGM's
  - 198 venues (of 270) have now been modified with our 'Optimum (Grade 4)' smoking area solution
- Customer service
  - 'Capitalising on New Customers' training program introduced
  - Venue Performance Standards at record levels of compliance

Casinos – Key features

- Net operating revenue $619.2m, up 6.0% on a pro forma basis
- All properties recorded strong overall revenue growth with above theoretical win rates in the rebate play business
- Strong improvements in hotel performance
- NSW Casino Control Authority triennial review gave a positive assessment of TABCORP's management

Casinos – Key features

- Products
  - New table game and electronic gaming products
  - Improved product ‘mix’
- Facility improvement
  - Extensive refurbishment program in all properties
  - Qld Government announces extension of Gold Coast Convention and Exhibition Centre

Casinos – Star City licence review

- NSW Casino Control Authority triennial review represents positive recognition of TABCORP casino management approach and capabilities
  - *"a thorough, comprehensive and impressive (compliance) system which is overseen in a highly competent and focused manner"*
  - Rated by AUSTRAC as *"benchmark cash dealer amongst casinos"*
  - Star City casino *"continues to make a significant contribution to the recreational opportunities for the many residents and tourists who enjoy this form of entertainment"*

-NSW Casino Control Authority

TABCORP social responsibility

Responsible gambling

- Proactive strategies to address problem gambling
- Research focus
- KPMG audit of compliance with TABCORP Responsible Gambling Code found:
  - High level of compliance overall, behaviour change a weakness
  - Self-exclusion concerns
  - Inconsistent practice in terms of documentation of written procedures in venues
- TABCORP to implement:
  - Change management process
  - Review of self-exclusion
  - New service standards, venue awareness program

Community support

- Renewed sponsorship for Life Saving Victoria
  - 12 months
  - Raising awareness of water safety measures
- Local community support through Tabaret Community Assistance Program
  - Regional, suburban communities
  - Community safety focus
- $31.4m to Community Support Fund in Victoria Jul-Dec '03
- Jupiters Casino Community Benefit Fund
- Star City local community support program

Integration of the Jupiters group

- All business units integrated
- Jupiters' corporate office functions integrated into TABCORP Corporate
- Annual synergies/efficiencies identified are $24.6m, $14.4m above the Jupiters' scheme booklet estimate
- The 2004 expected synergies/efficiencies are $9.5m comprising
  - Corporate $4.8m
  - Townsville $1.9m
  - Other $2.8m
- $20.5m of synergies/efficiencies expected to be achieved in the year ending 30 June 2005
- Annual synergies/efficiencies identified do not include any synergies/efficiencies with respect to Caesar's Entertainment managed properties (Gold Coast and Treasury)

Integration of the Jupiters group

- Discussions continue with Caesar's Entertainment on the future management arrangements for Conrad Jupiters and Conrad Treasury Casinos
- Post implementation review conducted by Deloitte
- Project team continues to drive completion of integration with a focus on casinos 'best practice'

Financial Performance

Financial performance

$m	6 months to 31 Dec 2002	6 months to 31 Dec 2003	% change
Net operating revenue	983.1	1,118.5	13.8
Other revenue[2]	7.5	10.1	35.9
Taxes on gambling	(306.1)	(322.6)	5.4
Operator commissions	(146.0)	(144.9)	(0.7)
Racing industry fees	(66.0)	(68.6)	4.0
Other operating expenses[1]	(195.8)	(258.8)	32.2
Depreciation and amortisation	(45.3)	(49.0)	8.2
EBITA[1]	231.4	284.7	23.1
Goodwill amortisation	(9.1)	(17.8)	96.5
EBIT[1]	222.3	266.9	20.1
Net interest expense	(24.5)	(35.6)	45.7
Profit after tax before non-recurring items[1]	134.5	155.4	15.5
Non-recurring items net of tax	(3.3)	-	-
Profit after tax	131.2	155.4	18.4
EBITA[1] / Net operating revenue (%)	23.5	25.4	
Net interest cover[1] (x)	9.1	7.5	

Notes:
[1] 6 months to 31 December 2002 excludes non-recurring expenses of $1.8 million in write downs relating to Qld properties, restructuring costs of $0.5 million and provisions relating to surplus lease space of $2.0 million
[2] Excludes interest income and includes the net proceeds and the written down values from the sale of non-current assets

Group structure


TABCORP
Wagering and Network Games
Gaming
Casinos
Technical Services
Keno and Network Businesses
VIC Wagering
566 outlets, internet and phone betting
Jupiters International
VIC
13,684 EGMs
128 Hotels
142 Clubs
QLD
14,929 EGMs monitored
Star City
200 tables
1,498 EGMs
491 rooms
Conrad Treasury
88 tables
1,329 EGMs
130 rooms
AWA
Systems
VIC Keno – 103 venues
QLD Keno – 867 venues
NSW Keno – 1,034 venues
Trackside – 209 VIC venues
Conrad Jupiters
104 tables
1,403 EGMs
594 rooms
Jupiters Townsville
16 tables
300 EGMs
194 rooms
GCCEC

Segmented earnings

$m	W&NG	Gaming[1]	Casinos[2]	Unallocated	Total
6 mths to 31 Dec 2003					
Operating revenue	253.3	428.7	432.4	4.1	1,118.5
Other revenue[3]	6.2	1.0	1.6	1.3	10.1
Total revenue	259.5	429.7	434.0	5.4	1,128.6
EBITA	46.6	108.8	136.1	(6.8)	284.7
Goodwill	(2.0)	(0.5)	(15.3)	-	(17.8)
EBIT	44.6	108.3	120.8	(6.8)	266.9
6 mths to 31 Dec 2002					
Operating revenue	223.5	449.2	310.4	-	983.1
Other revenue[3]	3.5	1.3	2.6	0.1	7.5
Total revenue	227.0	450.5	313.0	0.1	990.6
EBITA	37.5	115.3	84.1	(5.5)	231.4
Goodwill	(0.1)	-	(9.0)	-	(9.1)
EBIT	37.4	115.3	75.1	(5.5)	222.3

Notes:
[1] 6 months to 31 December 2002 excludes non-recurring expenses of $1.8 million in write downs relating to Qld properties
[2] 6 months to 31 December 2002 excludes non-recurring expenses of $0.5 million relating to restructure costs and $2.0 million relating to surplus lease space
[3] Excludes interest income and includes the net proceeds and written down values from the sale of non-current assets

Wagering & Network Games – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% change
Revenue from ordinary activities	259.5	280.2	302.2	7.9
R.I., taxes & op. commissions	(162.6)	(172.1)	(179.1)	4.1
Other operating expenses	(42.8)	(50.4)	(57.2)	13.6
Depreciation & amortisation	(7.5)	(9.8)	(10.9)	11.4
EBITA	46.6	**47.9**	**55.0**	**14.8**
EBITA/ Net operating revenue (%)	*18.4*	*17.7*	*18.9*	

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods

Wagering & Network Games – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	change
Net operating revenue				%
Racing				
Thoroughbred	154.9	150.9	154.9	2.6
Harness	30.9	29.3	30.9	5.2
Greyhound	32.6	30.1	32.6	8.6
Total racing	218.4	210.3	218.4	3.8
Sportsbet	5.4	4.4	5.4	23.7
Keno	17.0	46.5	48.3	3.9
Jupiters International	3.7	1.9	9.8	406.6
Other	8.8	7.2	8.8	22.5
Total net operating revenue	253.3	270.3	290.7	7.6
Other revenue	6.2	9.9	11.5	16.6
Revenue from ordinary activities	259.5	280.2	302.2	7.9
Meetings	*2,873*	*2,822*	*2,873*	*51*
Retail outlets				
TAB agencies/PubTABs	*566*	*589*	*566*	*(23)*
Keno outlets	*2,004*	*1,961*	*2,004*	*43*

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods

Gaming – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% change
Revenue from ordinary activities	429.7	460.3	436.9	(5.1)
Taxes & operator commissions	(290.8)	(306.7)	(290.8)	(5.2)
Other operating expenses[3]	(16.8)	(22.2)	(21.6)	(2.7)
Depreciation & amortisation	(13.3)	(15.2)	(14.3)	(5.9)
EBITA[3]	**108.8**	**116.2**	**110.2**	**(5.2)**
EBITA[3]/ Net operating revenue (%)	*25.4*	*25.4*	*25.3*	

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods
[3] 6 months to 31 December 2002 excludes non-recurring items of $1.8 million in write downs relating to Qld properties

Gaming – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	change
Net operating revenue				%
Victorian network				
Hotels	282.5	301.8	282.5	(6.4)
Clubs	141.8	146.4	141.9	(3.1)
Qld monitoring & other	4.4	10.4	11.4	10.2
Total net operating revenue	428.7	458.6	435.8	(5.0)
Other revenue	1.0	1.7	1.1	(35.9)
Revenue from ordinary activities	429.7	460.3	436.9	(5.1)
EGMs (period end) (VIC)	*13,684*	*13,749*	*13,684*	(65)
EGMs (period end) (QLD)	*14,929*	*14,402*	*14,929*	527
Venues (VIC)	*270*	*271*	*270*	(1)
Venues (QLD)	*310*	*307*	*310*	3
$NMR/EGM (daily avge) (VIC)	*225*	*237*	*225*	(12)

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods

Casinos – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% change
Revenue from ordinary activities	434.0	588.4	622.8	5.8
Taxes	(83.3)	(109.2)	(114.3)	4.7
Other operating expenses[3]	(186.5)	(284.7)	(283.2)	(0.6)
Depreciation & amortisation	(28.1)	(41.3)	(37.2)	(9.8)
EBITA[3]	**136.1**	**153.2**	**188.1**	**22.8**
EBITA[3]/ Net operating revenue (%)	*31.5*	*26.2*	*30.4*	

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods
[3] 6 months to 31 December 2002 excludes non-recurring items of $2.0 million provision in respect of sub-lease liability and $0.5 million in restructure costs

Casinos – Financial data

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% change
Net operating revenue				
Table games				
Rebate play	19.8	21.4	29.8	39.3
Other	195.9	235.4	244.7	3.9
Total tables	215.7	256.8	274.5	6.9
EGMs & other	147.9	225.9	236.6	4.7
Total gaming	363.6	482.7	511.1	5.9
Accommodation	24.9	30.0	35.1	17.1
Food & Beverage and other	43.9	71.2	73.0	2.5
Total operating revenue	432.4	583.9	619.2	6.0
Other revenue	1.6	4.5	3.6	(20.4)
Revenue from ordinary activities	434.0	588.4	622.8	5.8
Overall win/table/day ($)	*3,737*	*3,421*	*3,704*	*8.3*
NMR/EGM/day ($)	*300*	*274*	*285*	*4.0*
Occupancy (%)	*78.2*	*69.0*	*73.4*	*4.4*

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods

Casinos – Net operating revenue

$m	Actual 6 months to 31 Dec 2003[1]	Pro forma 6 months to 31 Dec 2002[2]	Pro forma 6 months to 31 Dec 2003[2]	% change
Star City				
Table games				
PGR	50.6	49.2	50.6	2.9
MGF	121.5	114.1	121.6	6.5
EGMs & other gaming	102.2	101.2	102.2	1.0
Non-gaming	47.5	45.9	47.4	3.5
Total Star City	321.8	310.4	321.8	3.7
Jupiters casinos				
Rebate play	19.8	21.4	29.8	39.3
Other table games	23.8	72.1	72.5	0.7
EGMs & other gaming	45.7	124.7	134.4	7.8
Non-gaming	21.3	55.3	60.7	9.7
Total Jupiters casinos	110.6	273.5	297.4	8.8
Total casinos	432.4	**583.9**	**619.2**	**6.0**

Notes:
[1] Actual results for 6 months to 31 December 2003 include a contribution from Jupiters for 2 months
[2] Pro forma results include a contribution from Jupiters for 6 months in the current and prior periods

TABCORP Group - Financial position

$m	As at 31 Dec 2002	As at 30 Jun 2003	As at 31 Dec 2003
Current assets	155.3	158.4	303.0
Licences/management agreement	1,031.3	1,081.8	1,122.4
Goodwill	301.8	292.9	1,320.8
Property, plant & equipment	783.2	759.2	1,483.8
Other non current assets	107.7	107.2	203.6
Total assets	2,379.3	2,399.5	4,433.6
Total liabilities	1,059.9	1,079.6	2,562.3
Shareholders' funds	1,319.4	1,319.9	1,871.3
Net debt	695.9	647.1	1,791.8
Shares on issue	365.6	365.6	415.3
Capital expenditure[1]	27.2	56.4	57.2
Net debt / Equity (%)	52.7	49.0	95.8

Notes:
[1] *Capital expenditure represents 6 months*

Focus for FY2004 and Outlook

Focus for FY2004

- Continue to maximise synergies/efficiencies through the integration of Jupiters
- Cultural integration and building people capability
- Customer focus and execution of brand strategy
- Implementation of identified responsible gambling initiatives
- Conclusion of negotiations with Caesar's Entertainment on casino management agreement
- Victorian gaming and wagering licences renewal
- Completing identified 2004 divisional business strategies
- Continuing to monitor developments in relation to Tab Limited and a further announcement will be made in the event of any material developments

Conclusion

- Existing businesses performing well and have robust growth
- Have undertaken significant investment in capabilities which will allow us to take advantage of future opportunities
- Integration of Jupiters ahead of schedule and synergy/efficiency targets
- Strong start to second half, with Gaming division revenue up 6.6% on a pro forma basis, for the period 1 January 2004 to 14 February 2004
- NPAT (pre goodwill and non-recurring items) for the full year currently expected to be 20% to 25% above prior year
- Increased geographic and business diversity
- Positive regulatory/compliance performance
- Continuing to monitor developments in relation to Tab Limited
- We will continue to challenge ourselves to be . . . .

Australia's Premier Gambling and Entertainment Group